Exhibit 99.1

Cenovus reports voting results of election of Directors

Calgary, Alberta (April 25, 2018) – Cenovus Energy Inc. (TSX: CVE) (NYSE: CVE) announced that at its annual meeting of shareholders held on April 25, 2018, each of the 12 nominees proposed as Directors and listed in its Management Information Circular dated March 2, 2018 were elected as Directors. The detailed results of the vote are set out below.

Nominee	Votes for		Votes withheld

	Number	Percent	Number	Percent

Susan F. Dabarno	904,255,139	93.13	66,679,293	6.87

Patrick D. Daniel	930,290,662	95.81	40,643,053	4.19

Harold N. Kvisle	955,255,784	98.39	15,679,047	1.61

Steven F. Leer	883,327,049	90.98	87,607,383	9.02

Keith A. MacPhail	956,168,485	98.48	14,765,230	1.52

Richard J. Marcogliese	930,849,291	95.87	40,085,540	4.13

Claude Mongeau	936,662,507	96.47	34,271,925	3.53

Alexander J. Pourbaix	963,998,806	99.29	6,934,909	0.71

Charles M. Rampacek	893,258,611	92.00	77,676,220	8.00

Colin Taylor	934,717,011	96.27	36,217,421	3.73

Wayne G. Thomson	930,052,695	95.79	40,881,020	4.21

Rhonda I. Zygocki	894,940,114	92.17	75,994,717	7.83

Cenovus welcomes Harold N. Kvisle and Keith A. MacPhail as new members of its Board of Directors. Mr. Kvisle and Mr. MacPhail bring a wealth of oil and gas experience at both the executive and Board level.

Mr. Kvisle served as President and Chief Executive Officer of Talisman Energy Inc. from September 2012 to May 2015 and was a director of the company from May 2010 to May 2015. From 2001 to 2010 he was President and Chief Executive Officer at TransCanada Corporation. Prior to joining TransCanada, Mr. Kvisle held engineering, finance and management positions with two other Canadian oil and gas companies. He is currently Chairman of ARC Resources Ltd., a director of Cona Resources Ltd. and a director of Finning International Inc.

Mr. MacPhail is currently Chairman of Bonavista Energy Corporation and was Executive Chairman of the company from 2012 to 2018, Chairman and Chief Executive Officer from 2008 to 2012 and President and Chief Executive Officer from 1997 to 2008. Prior to joining Bonavista, he held progressively responsible positions with Canadian Natural Resources Limited, ultimately serving as Executive Vice-President and Chief Operating Officer. Mr. MacPhail is also currently Chairman of NuVista Energy Ltd.

Cenovus would like to extend its sincere thanks and best wishes to Ian W. Delaney, who has retired from the Board of Directors. Mr. Delaney has been a Director since Cenovus’s inception in 2009.

Cenovus Energy Inc.

Cenovus Energy Inc. is a Canadian integrated oil and natural gas company. It is committed to maximizing value by responsibly developing its assets in a safe, innovative and efficient way. Operations include oil sands projects in northern Alberta, which use specialized methods to drill and pump the oil to the surface, and established natural gas and oil production in Alberta and British Columbia. The company also has 50% ownership in two U.S. refineries. Cenovus shares trade under the symbol CVE, and are listed on the Toronto and New York stock exchanges. For more information, visit cenovus.com.

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CENOVUS CONTACTS:

Investor Relations Kam Sandhar Senior Vice-President, Strategy & Corporate Development 403-766-5883 Steven Murray Manager, Investor Relations 403-766-3382	Media Reg Curren Senior Advisor, Media Relations 403-766-2004 Media Relations general line 403-766-7751